April 20, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX (760) 918-8210

Ms. Erin Ruhe
VP, Treasurer and Controller
HomeFed Corporation
1903 Wright Place, Suite 220
Carlsbad, CA 92008

Re:	HomeFed Corporation
	Form 10-K for the year ended December 31, 2004
      File No. 001-10153

Dear Ms. Ruhe:

      We have reviewed your April 15, 2005 response letter and have the following additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year December 31, 2004

Financial Statements and Notes

Note 1 - Summary of Significant Accounting Policies, pages F-8 to
F-
10

Provision for Environmental Remediation, page F-9

1. We understand from your disclosure the environmental liability relates to 30 acres of undeveloped land. Additionally, your response to our comment indicates you tested the recoverability of $143,000 in book value for the "affected parcel". In a supplemental response, please explain your basis for determining this parcel to be the lowest level for which impairment is to be evaluated. In your response, address how the environmental liability is independent from cash flows of Otay Land Company, LLC. Additionally, please advise us of the assumptions used in determining the recoverability of book value of the affected parcel if the entire environmental liability is limited to cash flows of this parcel. If the liability is not isolated to the cash flows of this parcel, advise us of your impairment evaluation with respect to the total carrying value of Otay land.


Comment Letter dated April 8, 2005

2. Please provide the acknowledgments regarding the Company`s responsibilities requested in our comment letter dated April 8, 2005.

      You may contact Matthew Dowling, Staff Accountant, at (202)
824-5141 or me at (202) 824-5222 if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.


						Sincerely,



Steven Jacobs
Accounting Branch Chief


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Homefed Corporation
April 21, 2005
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